Exhibit 99.1


                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

                                                           FOR IMMEDIATE RELEASE



                      ELBIT MEDICAL IMAGING LTD. ANNOUNCES

                               FISCAL 2004 RESULTS


Tel Aviv, Israel - April 4, 2005- Elbit Medical Imaging Ltd. (NASDAQ: EMITF) ("EMI" or the "Company") today announced its consolidated results for the twelve months period ended December 31, 2004.

Highlights of Fiscal Year 2004:


On July 30, 2004, Plaza Centers (Europe) BV ("PC"), EMI's wholly owned subsidiary finalized the sale of 12 shopping centers owned and operated by PC in Hungary, to Klepierre Group of France ("Klepierre"), a leading owner and operator of shopping centers in Europe. The cash consideration paid to PC and its subsidiaries, totaled approximately (euro) 94.1 million (approximately US$116.5 million). Such consideration was determined according to the net asset value of the centers, which was estimated at approximately (euro) 287 million (approximately US$355 million). The sale of these centers resulted in a profit of NIS 132 Million (approximately US$30.6 million), which is recorded on the Company's P&L statement under the heading Other Income. The profit does not include a sum of approximately (euro)11 Million (approximately US$15 Million), which is conditional upon the occurrence of certain conditions set forth in the transaction agreement and the receipt of certain confirmations. In addition, it does not include additional profit from the extension of the Duna Plaza shopping center in Budapest.

On September 28, 2004 InSightec Image Guided Treatment Ltd ("InSightec") signed an agreement for an internal round of financing totaling US$21 million from its existing shareholders, Elbit Ultrasound (Netherlands) B.V. a subsidiary of the company, GE Capital Equity Holdings Inc., a subsidiary of General Electric Company and MediTech Advisors LP ("MTA"), a private firm specializing in the healthcare marketplace. The financing consisted of convertible notes bearing an annual interest rate of Libor + 3%. The convertible notes may be converted in whole or in part at any time into ordinary shares of InSightec at a conversion rate of US$7.30 per share. Following the completion of this investment, the Company's shareholdings in InSightec totaled 52.2% on a fully diluted basis.

On October 23, 2004 InSightec received pre-market approval for its ExAblate(R) 2000 system for non-invasive surgery for symptomatic uterine fibroids from the U.S. Food and Drug Administration.

On November 29, 2004, the Company together with its subsidiary Elscint Ltd. ("Elscint"), entered into a binding Term Sheet with Taya Communications Ltd., an unrelated third party, for the establishment of a joint venture company ("the Tendering Company"). The joint venture was formed in order to submit a bid to the Second Television and Radio Authority for the award of a license to operate the "Channel 2" television channel in Israel for a 10-year period. The tender bid was submitted at the end of January 2005. EMI and Elscint, on the one hand, and Taya on the other hand, will each contribute one half of the costs to be incurred in the preparation and submission of the tender bid, which are anticipated to be in the aggregate amount of NIS 10 million

(approximately US$2.2 million). If the tender bid is successful, Elscint and EMI will each contribute 25% of the financial obligations imposed upon the franchisee.

On December 27, 2004 the Company completed a tender offer to repurchase 2,800,000 Ordinary Shares, or approximately 11.5% of the Company's issued and outstanding shares, at a price of US$11.40 per share.

FY 2005

In January 2005, PC signed an agreement with an entity forming part of the Dawnay Day Group, a leading financial and property group in the United Kingdom ("Dawnay Day"). Subject to the fulfillment of certain conditions as specified in the transaction agreement, Dawnay Day plans to acquire four shopping and entertainment centers owned and operated by Plaza Centers in Hungary. The agreed asset value of the four centers to be acquired totals approximately (euro)54.4 million (approximately US$74 million). The estimated aggregate net cash consideration to be paid to PC is approximately (euro)16.7 million (approximately US$22.8 million) as of the date of this report. This amount was determined according to the asset value of the acquired centers, after the deduction of the financing and other liabilities of PC, plus certain net cash assets pertaining to the acquired centers. The transaction is expected to close in late April 2005.

On February 7, 2005 the Company's Board of Directors declared a dividend in the aggregate amount of US$37 million (or US$1.689 per Ordinary Share). The dividend was paid on March 17, 2005 to shareholders of record as of March 2, 2005.

In accordance with the terms of Teva Pharmaceutical Industries Ltd.'s ("Teva") investment in Gamida-Cell Ltd. ("Gamida-Cell") concluded in 2003, Teva exercised its option to enter into a joint venture with Gamida-Cell, and plans to invest, under certain conditions, up to $25 million in this joint venture. Elscint, a subsidiary of the Company through a wholly owned subsidiary, holds 29.2% of Gamida-Cell's shares on a fully diluted basis.

Commentary on the Year:

Mr. Shimon Yitzhaki, President of Elbit Medical Imaging commented: "2004 was an exceptional year for us, in which we completed several major developments. The first milestone is evident in the Klepierre transaction, in which we reported our first 'exit' in the commercial centers sector, which concludes four years of operations for us in this sector."

"Also during 2004, we concluded an agreement with the Dawnay Day Group for the sale of four operational shopping and entertainment centers in Hungary. Upon completion of this sale, the Company will still own three operational shopping and entertainment centers in Poland and nine other centers at various stages of development in Poland, the Czech Republic, Greece and Latvia. Additionally, the Company is continuing its operations in Hungary through the development of the Obuda Island, which lies on 320,000 sqm in the center of Budapest. We plan to develop this property into Europe's major entertainment and congress center."

"We also achieved milestones in the medical technology sector during 2004. Our biggest achievement was the pre-market approval by the U.S. Food and Drug Administration for InSightec's ExAblate(R) 2000 system for non-invasive surgery for symptomatic uterine fibroids.

This paved the way for us to record our first income from sales of medical devices during the fourth quarter."

"Furthermore, we envision growth opportunities for our other medical technology company, Gamida-Cell, which completed a joint venture agreement with Teva Pharmaceuticals."

Mr Itzhaki concluded: "After several successful `exits' in the commercial centers sector during the year, the Company's management announced a tender offer to enable its investors to participate in the Company's success. The tender offer, in the amount of NIS 138 million (approximately US$32 million), attracted very high participation levels among the Company's shareholders. Additionally, in February 2005 the Company declared a dividend in the amount of NIS 160 million (approximately US$37 million)."

Operating Results:

Net income for fiscal year 2004 totaled NIS 43.4 million (US$10 million) or NIS
1.89 per share (approximately US$0.44 per share), compared with net loss of NIS
112.1 million in 2003.

The breakdown of revenue by sector of activity is presented in the following table (in NIS thousands):


------------------------------------------------------------------------------------------------------
                                    For the 12-month                     For the three-month
                                   period ended Dec 31                   period ended Dec 31
                          ----------------------------------------------------------------------------
                             2004       %       2003       %       2004       %      2003       %
------------------------------------------------------------------------------------------------------
Operating commercial       311,893     53     347,056     64      59,107     41     108,513     62
centers
------------------------------------------------------------------------------------------------------
Hotels operation and       218,365     37     189,205     34      58,023     40     63,231      36
management
------------------------------------------------------------------------------------------------------
Leasing fees etc.           13,238      2      13,495      2      3,316       2      3,782      2
------------------------------------------------------------------------------------------------------
Medical systems             44,049      8        -         -      24,592     17        -        -
------------------------------------------------------------------------------------------------------
Total revenues             587,545            549,756            145,038            175,526
------------------------------------------------------------------------------------------------------

The breakdown of gross profit by sector of activity is presented in the following table (in NIS thousands):


------------------------------------------------------------------------------------------------------
                                    For the 12-month                     For the three-month
                                   period ended Dec 31                   period ended Dec 31
                          ----------------------------------------------------------------------------
                             2004       %       2003       %       2004       %      2003       %
------------------------------------------------------------------------------------------------------
Operating commercial       112,113     36     154,140     44      15,825     27     42,176      39
centers
------------------------------------------------------------------------------------------------------
Hotels operation and        17,271      8      11,515      6        34        -      8,658      14
management
------------------------------------------------------------------------------------------------------
Leasing fees etc.           10,063     76      9,985      74      2,558      77      2,671      71
------------------------------------------------------------------------------------------------------
Medical systems             34,215     78        -         -      18,406     74        -
------------------------------------------------------------------------------------------------------
Total Gross Profit         173,662     30     175,640     32      36,823     25     53,505      31
------------------------------------------------------------------------------------------------------

The percentages in the above table refer to gross margins (gross profit as a percentage of the revenue in each respective sector).

The decrease in revenues in the last quarter was due to the exclusion of the activities of 12 shopping centers in Hungary, which were sold to Klepierre Group at the beginning of the third quarter.

The consolidated net financing loss in the 12 month period ended December 31, 2004 was NIS 53.6 million (US$12 million), compared with a net financing loss of NIS 211.8 million in 2003.

The substantial decrease in net financing expenses, compared with last year, resulted primarily from a combination of the following factors:

      1. Income from exchange rate differences of NIS 73 million (approximately US$17.0 million) for the 12-month period was generated by the significant re-valuation (5%) of the Hungarian Forint, which until April 1, 2004 was the functional currency of the operations in that country. The Euro is now the currency used in financing these activities. In 2003, a financing expense of NIS100 million (US$23.2 million) was incurred due to substantial devaluation in Hungary and Poland (5.3% and 15.7% respectively).

      2. Finance expenses in the 12-month period ended December 31, 2004 resulted from interest on Plaza Center's bank loans totaling NIS 55 million (US$12.8 million) compared to NIS 81 million in year 2003. This can be credited to the reduction in the amount of outstanding loans due to the exclusion of the activities of 12 shopping centers in Hungary, which were sold to Klepierre Group at the beginning of the third quarter.

      3. Financing loss of NIS 7 million (US$2 million), resulted mainly from differences in exchange rates of currencies financing the operations of the Company and its Dutch subsidiary Elbit Ultrasound Netherlands BV (mainly the US Dollar), which derived principally from devaluation of the NIS in relation to the US Dollar. This compares with financing income of NIS 30 million (US$7 million) in fiscal year 2003, which resulted mainly from real devaluation of the above financing currencies.

Other net income for the 12-month period ended December 31, 2004 was NIS 96 million, (US$22.2 million) compared to NIS 35 million (US$8.1 million) in fiscal year 2003. Other net income resulted mainly from a gain of NIS 132 million (US$30.6 million) from the sale of the 12 shopping centers in Hungary, NIS 13 million (US$3 million) in income from the decrease in the Company's beneficial ownership in InSightec, and a loss of NIS 53 million (US$12.3 million) from a provision for the impairment of operating commercial centers and hotels.

The current ratio at December 31, 2004 stands at 0.93 compared to 0.48 on December 31, 2003.

The basic net earnings per share for the twelve-month period ending December 31, 2004, was NIS 1.89 per share (approximately US$0.44 per share).

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into three principal fields: (i) ownership, operation, management, acquisition, expansion and development of commercial and entertainment malls in Europe, primarily in Eastern and Central Europe; (ii) ownership, operation, leasing, management, acquisition, expansion and development of hotels in major European cities and ownership, operation and management of a commercial and entertainment mall in Israel through our subsidiary Elscint; and (iii) research and development in the image guided focused ultrasound activities through our subsidiary InSightec - Image Guided Treatment Ltd.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.

Company Contact:                                Investor Contact:
----------------                                -----------------
Marc Lavine, Adv.                               Kathy Price
Elbit Medical Imaging Ltd.                      The Anne McBride Company
+972-3-608-6011                                 +212-983-1702 x212
mlavine@europe-israel.com                       kprice@annemcbride.com



                             Financial Tables Follow

                           ELBIT MEDICAL IMAGING LTD.


                                                               ------------------------- ------------------------------------
                                                                       At Dec 31,                    At Dec 31,
                                                               ------------------------- ---------------------- -------------
                                                                       2004                    2004                 2003
                                                               ------------------------- ------------------------------------
                                                                       Convenience                    NIS 000's
                                                                     translation US
                                                                      Dollar 000's
                                                               ------------------------- ------------------------------------

                                                               ------------------------- ---------------------- -------------
       Current assets
       --------------
       Cash and cash equivalents                                          80,256              345,745              163,476
       -------------------------                                       ---------            ---------            ---------
       Short term deposits and investments                                64,536              278,021              291,031
       -----------------------------------                             ---------            ---------            ---------
       Trade account receivables                                           9,077               39,102               42,437
       -------------------------                                       ---------            ---------            ---------
       Receivables and other current debtors                              15,353               66,140               75,835
       -------------------------------------                           ---------            ---------            ---------
       Inventories                                                         1,702                7,331                4,688
                                                                       ---------            ---------            ---------
                                                                         170,924              736,339              577,467
                                                                       ---------            ---------            ---------

                                                                                            ---------            ---------
       Long term investments and receivables
       -------------------------------------

       Deposits, debentures and long term loans and                                         ---------            ---------
       receivables                                                        26,412              113,785              110,846
       --------------------------------------------

       Investments in investees and others                                16,622               71,608              107,561

                                                                       ---------            ---------            ---------

                                                                          43,035              185,393              218,407
                                                                       ---------            ---------            ---------
        Fixed Assets
        -------------                                                  ---------            ---------            ---------
                                                                         818,939            3,527,988            4,629,675

       Other assets and deferred expenses                                 12,966               55,859               85,798
       -----------------------------------                             ---------            ---------            ---------

                                                                       ---------            ---------            ---------

       Assets related to discontinued operations                           3,412               14,700               16,228
       -----------------------------------------                       ---------            ---------            ---------
                                                                       1,049,276            4,520,279            5,527,575
                                                                       ---------            ---------            ---------

       Current liabilities
       -------------------
       Short term borrowings                                             124,637              536,937              917,809
       ---------------------                                           ---------            ---------            ---------
       Trade account payables                                             17,260               74,358               88,580
       ----------------------                                          ---------            ---------            ---------
       Payables and other current creditors                               42,583              183,446              172,026

                                                                       ---------            ---------            ---------

                                                                         184,480              794,741            1,178,415

                                                                       ---------            ---------            ---------

       Long term liabilities                                             561,490            2,418,897            2,841,106
       ---------------------                                           ---------            ---------            ---------
       Liabilities related to discontinued operations                     16,710               71,986               82,802
       ----------------------------------------------                  ---------            ---------            ---------
       Minority interests                                                 99,974              430,687              471,606
       ------------------                                              ---------            ---------            ---------

       Shareholders' equity                                              186,622              803,968              953,646
       --------------------                                            ---------            ---------            ---------
                                                                       1,049,276            4,520,279            5,527,575

                                                                       ---------            ---------            ---------

                           ELBIT MEDICAL IMAGING LTD.


                                                                            12 months                       12 months
                                                                              ended                            ended
                                                                              Dec 31,                         Dec 31,
                                                              ---------------------------------             ---------
                                                                  2 0 0 4               2 0 0 4               2 0 0 3
                                                              -------------            --------             ---------
                                                                Convenience
                                                                Translation            NIS 000's             NIS 000's
                                                                    US
                                                               Dollar 000's

         Revenues:
         Commercial center operations                              72,399               311,893               347,056
         Hotel operations                                          50,688               218,365               189,205
         Sales of Medical Systems                                  10,225                44,049                  --
         Property leases                                            3,073                13,238                13,495
                                                                 --------              --------              --------
                                                                  136,385               587,545               549,756
                                                                 --------              --------              --------

         Costs:
         Commercial center operations                              46,374               199,780               192,916
         Hotel operations                                          46,679               201,094               177,690
         Sales of Medical Systems                                   2,283                 9,834                  --
         Property leases                                              737                 3,175                 3,510
                                                                 --------              --------              --------
                                                                   96,073               413,883               374,116
                                                                 --------              --------              --------

         Gross Profit                                              40,312               173,662               175,640
          Initiation costs of projects                                550                 2,371                 8,839
          Research and development
            expenses, net                                           8,857                38,158                43,719
         Marketing and selling expenses                             9,999                43,075                30,969
         General and administrative Expenses                       21,480                92,536                87,035
                                                                 --------              --------              --------
                                                                   40,887               176,140               170,562
                                                                 --------              --------              --------

         Operating income (loss)
           before net financing expenses                             (575)               (2,478)                5,078
         Financing expenses
          Net                                                     (12,435)              (53,569)             (211,821)
                                                                 --------              --------              --------

         Operating loss
           after net financing
           Expenses                                               (13,010)              (56,047)             (206,743)
         Other income , net                                        22,495                96,908                34,652
                                                                 --------              --------              --------

         Income (loss) before
           taxes on income (tax benefit)                            9,485                40,861              (172,091)
         Taxes on income                                            3,669                15,804               (20,217)
                                                                 --------              --------              --------

         Income (loss) after
           taxes on income                                          5,816                25,057              (151,874)
         Equity in losses of investee
          Companies, net                                           (3,707)              (15,968)              (20,951)
         Minority-interests in losses
          (income) of subsidiaries, net                             6,371                27,448                48,671
                                                                 --------              --------              --------

         Income (loss) from
          Continuing operations                                     8,481                36,537              (124,154)
         Income from discontinued
          Operations, net                                           1,581                 6,810                12,073
                                                                 --------              --------              --------
         Net income (loss) for
          the year                                                 10,062                43,347              (112,081)
                                                                 ========              ========              ========

  Earnings (loss) per share
   - (in NIS)
   From continuing operations                     0.37        1.59       (5.56)
   From discontinued operations                   0.07        0.30        0.54
                                              ---------   ---------   ---------
   Net earnings (loss) per share                  0.44        1.89       (5.02)
                                              =========   =========   =========
   Diluted earnings (loss) per share              0.43        1.84       (5.02)
                                              =========   =========   =========

Basic weighted average number of shares
(in thousands)
                                                 23,025      23,025      22,337
                                              =========   =========   =========
Diluted weighted average number of
shares (in thousands)                            23,925      23,925      22,337
                                              =========   =========   =========